Skillz Inc.

P.O. Box 445

San Francisco, CA 94104

September 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Skillz Inc. Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed on August 24, 2021 File No. 333-258866

Ladies and Gentlemen:

Skillz Inc., a Delaware corporation (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-258866) initially filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 24, 2021 (the “Post-Effective Amendment”) be withdrawn effective immediately.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Post-Effective Amendment (“Order”) effective as of the date hereof or at the earliest practicable date hereafter.

Please provide a copy of the Order to Steven Gavin of Winston & Strawn LLP, via email at sgavin@winston.com.

Very truly yours,

SKILLZ INC.

By:	/s/ Andrew Paradise
Name: Andrew Paradise
Title: Chief Executive Officer and Chairman